EXHIBIT 12

VERSO PAPER HOLDINGS LLC
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Year Ended December 31,
(Dollars in millions)	2015	2014	2013	2012	2011
Earnings (Loss):
Net loss	$(422)	$(356)	$(111)	$(166)	$(123)
Amortization of capitalized interest	1	1	—	—	—
Capitalized interest	(2)	(2)	(1)	(3)	(3)
Fixed charges (below)	279	148	143	134	128
Loss adjusted for fixed charges	$(144)	$(209)	$31	$(35)	$2
Fixed charges:
Interest expense	$272	$144	$139	$128	$122
Capitalized interest	2	2	1	3	3
Portion of rent expense representative of interest	5	2	3	$3	3
Total fixed charges	$279	$148	$143	$134	$128
Coverage deficiency	$423	$357	$112	$169	$126